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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 Commission File Number   0-24219
                                        ---------------------

                                   Verio Inc.
                                   ----------
             (Exact name of registrant as specified in its charter)

         8005 South Chester Street, Suite 200, Englewood, Colorado 80112
         ---------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Common Stock, par value $0.001 per share; Series A 6.75% Convertible Preferred
 ------------------------------------------------------------------------------
Stock, par value $0.001 per share; 13 1/2% Senior Notes due 2004; 10 3/8% Senior
--------------------------------------------------------------------------------
  Notes due 2005; 11 1/4% Senior Notes due 2008; 10 5/8% Senior Notes due 2009
  ----------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [X]           Rule 12h-3(b)(1)(i)  [X]
         Rule 12g-4(a)(1)(ii) [ ]           Rule 12h-3(b)(1)(ii) [ ]
         Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
         Rule 12g-4(a)(2)(ii) [ ]           Rule 12h-3(b)(2)(ii) [ ]
                                            Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice
date:      See below
      -------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Verio Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 11, 2000  By: /s/ CARLA HAMRE DONELSON
      ------------------      -------------------------------
                              Carla Hamre Donelson
                              Vice President, General Counsel
                              and Secretary of Verio Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

     Verio Inc. (the "Company") was the subject of a tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Chaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation ("NTT Communications"), a limited liability joint stock company incorporated under the laws of Japan and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of


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Japan. NTT Communications, through it direct and indirect wholly-owned subsidiaries, acquired in excess of ninety percent (90%) of the outstanding shares of common stock, par value $0.001 per share ("Old Common Stock"), and all of the outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Company.

     The Company also acquired pursuant to separate tender offers 100% of its 13 1/2% Senior Notes due 2004, approximately 99.99% of its 10 3/8% Senior Notes due 2005, approximately 99.98% of its 11 1/4% Senior Notes due 2008 and 100% of its 10 5/8% Senior Notes due 2009.

     Following the tender offers, Chaser and the Company consummated on September 8, 2000, pursuant to Section 253 of the General Corporation Law of the State of Delaware, as amended, a "short-form" merger of Chaser with and into the Company, with the Company as the surviving corporation. As of the effective time of the merger, each holder of Old Common Stock, other than NTT Communications and its subsidiaries, will receive $60.00 per share of Old Common Stock held. Meanwhile, as a result of the merger, each share of Old Common Stock and Preferred Stock of the Company has been cancelled and all shares of Chaser's common stock, par value $0.01 per share, have been converted into shares of common stock of the surviving corporation ("New Common Stock"). NTT Rocky, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications, holds all of the shares of New Common Stock of the Company.

     In light of the fact that all shares of New Common Stock of the Company are held by NTT Rocky, Inc., and in light of the fact that the remaining outstanding 10 3/8% Senior Notes due 2005 and 11 1/4% Senior Notes due 2008 are held by less than 300 holders of record, the Company requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

                         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
SEC 2069 (3-99)          OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                         TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
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